SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   Report on Form 6-K dated December 18, 2003

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                             ----------------------
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
         ---------------------------------------------------------------
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                      Form 20-F   X           Form 40-F
                                 ---                    ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                             Yes               No  X
                                 ---              ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                             Yes               No  X
                                 ---              ---

 Indicate by check mark whether by furnishing the information contained in this
     Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                             Yes               No  X
                                 ---              ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


                                   ENCLOSURES:

A press release announcing Dassault Systemes' partnership with The Boeing Company to enhance its suite of V5 Product Lifecycle Management solutions.

[DASSAULT SYSTEMES LOGO]

                     Dassault Systemes to Play Critical Role
                        in Boeing 7E7 Dreamliner Project

   Dassault Systemes to expand full suite of V5 product lifecycle management solutions for numerous innovations in 7E7 program

Paris, France - December 17, 2003 - Dassault Systemes (Nasdaq: DASTY: Euronext
Paris: #13065, DSY.PA) is partnering with The Boeing Company (NYSE: BA) to enhance its entire suite of V5 Product Lifecycle Management (PLM) solutions to provide the unique, pioneering digital processes and tools required for the 7E7 global development environment.

Dassault Systemes, together with its CAA* V5 partners, will further extend its integrated offering of PLM solutions for 3D virtual product development that includes CATIA, DELMIA, ENOVIA, and SMARTEAM, and significantly enlarge the portfolio in areas such as systems, composites, and digital product and process simulation within a single, integrated life cycle configuration called Global Collaborative Environment (GCE).

The dedicated PLM offering will enable Boeing and its partners to drive innovation, develop new production techniques, and ultimately transform their aircraft business model by delivering new levels of performance at every phase of the 7E7 program.

                                       ###

About Dassault Systemes
As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 65,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA(R), DELMIA(TM), ENOVIA(R), SMARTEAM(R)), mainstream product design tools (SolidWorks(R)), and 3D components (ACIS(R)) from Spatial Corp. Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. *CAA (Component Application Architecture) Version 5 is Dassault Systemes' comprehensive and open development platform. For more information, visit http://www.3ds.com




Dassault Systemes Press Contacts         Dassault Systemes Investor Contacts
Anthony Marechal                         Emma Rutherford, Harriet Keen
+33 1 55 49 84 21                        Financial Dynamics
anthony_marechal@ds-fr.com               +44 207 831 3113

Derek Lane (Americas)
+1 818 673 2243
derek_lane@ds-us.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               DASSAULT SYSTEMES S.A.


         Date: December 18, 2003               By:    /s/ Thibault de Tersant
                                                      --------------------------
                                               Name:  Thibault de Tersant
                                               Title: Executive Vice President,
                                                      Finance and Administration